As Filed With the Securities and Exchange Commission on May 5, 2004

SEC File 333-113333

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Amendment No. 1**

# FORM SB-2/A

**REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933**

**TORA TECHNOLOGIES INC.**

(Name of Small Business Issuer in its Charter)

| **Nevada** | **7375** | **43-2041643** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (Primary Standard Industrial Classification Code Number) | (IRS Employer Identification Number) |

#503-989 Richards Street
Vancouver, B.C.
Canada V6B-6R6
Telephone:  (604) 647-3422
Facsimile:  (604) 647-3422

(Address and telephone numbers of principal executive offices and principal place of business)

Approximate Date of Proposed Sale to the Public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

| | |
|---|---|
| If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box | [ ] |
| If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box | [ ] |
| If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box | [ ] |
| If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box | [ ] |
| If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box | [ ] |

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This registration statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

## CALCULATION OF REGISTRATION FEE

| Title of Each Class of Securities To Be Registered | Amount To Be Registered | Proposed Maximum Offering Price per Unit | Proposed Maximum Aggregate Offering Price | Amount of Registration Fee [1] |
|---|---|---|---|---|
| Common Stock: $0.001 par value, to be registered by issuer | 750,000 | $0.20 | $150,000 | $19.00 |
| Common Stock: $0.001 par value, to be registered by selling shareholders | 3,680,000 | $0.20 | $736,000 | $93.26 |

Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

**Agent for Service of Process:**
Val-U-Corp Services Inc.
1802 N Carson Street, Suite 212
Carson City, Nevada, USA 89701
Telephone: (775) 887-8853

# Subject to Completion
# Dated May 5, 2004

# Prospectus

# Tora Technologies Inc.

# 4,430,000 Shares of Common Stock

Tora Technologies Inc. is offering up to 750,000 shares of common stock, which as of this date have not been issued. Additionally, the selling shareholders named in this prospectus are offering to sell up to 3,680,000 shares of our common stock held by them. We will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders.

We are offering a minimum of 250,000 shares and a maximum of 750,000 shares of common stock on a self underwritten basis. The offering price is $0.20 per share. The minimum number of shares that we have to sell is 250,000 shares. We will not use a third party escrow account or trustee. All subscriptions will be held in a separate account maintained by us until such time as the minimum subscription level has been reached. Thereafter, all funds received to that date and any subsequent subscriptions received from the offering will be transferred to our operating account and there will be no refunds. If the minimum subscription is not reached by (Effective Date + 180 days) the funds will be promptly returned with no interest paid. The offering will be open until (Effective Date + 180 days). There are no minimum share purchase requirements for individual investors.

We will sell the shares in this offering through our sole officer and director. Our sole officer and director engaged in the sale of the securities will receive no commission from the sale of the shares nor will the sole officer and director register as a broker-dealer.

Our shares are not quoted on any national securities exchange.

**This investment involves a high degree of risk see "Risk Factors" on page 6.**

|  | Price per share | Aggregate Price | | Proceeds to Tora* | |
|---|---|---|---|---|---|
|  |  | Minimum | Maximum | Minimum | Maximum |
| **Common Stock Offered by Registrant** | $0.20 per share | $50,000 | $150,000 | $50,000 | $150,000 |
| **Common Stock Offered by Selling Shareholders** | $0.20 per share | $736,000 | $736,000 | $0 | $0 |

*$20,000 of the gross proceeds will be used to pay the costs of this offering

The selling shareholders will sell our shares at fixed price of $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

*Neither the United States Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. The SEC has not made any recommendations that you buy or not buy the shares. Any representation to the contrary is a criminal offense.*

## Table of Contents

# Prospectus Summary

Tora Technologies Inc. is a corporation formed under the laws of the State of Nevada on July 14, 2003 whose principal executive offices are located in Vancouver, Canada. Our principal business is the marketing of custom embroidery products and services via the Internet.

## About Our Custom Embroidery Products and Services

We are a new company with a business plan to offer custom embroidery products and services via the Internet. Our web site is located at http://www.teamsportsembroidery.com. Our website allows customers to place orders online for active wear products such as golf shirts, hats and other apparel that can be custom embroidered with the customer's own designs which they upload to us with their order. We outsource all our manufacturing and shipping services to our supplier for fulfillment. We are currently dependent on a single supplier. We have a small customer base which we intend to grow.

## About Our Stock Structure

We have 5,680,000 shares of our common stock outstanding of which 3,680,000 are being registered for resale by selling shareholders and 2,000,000 belong to our sole director and officer.

## About Our Financial Performance To Date

As of March 31, 2004 we have generated $2,968 in sales and we anticipate incurring operating losses and negative operating cash flow for at least the next six months.

## About Our Business Model

Our business model is untested and we operate in a highly competitive market with low barriers to entry.

## Name, Address, and Telephone Number of Registrant

Tora Technologies Inc.
503-989 Richards Street
Vancouver, BC
CANADA, V6B 6R6
(604) 647-3422

# The Offering

The following is a brief summary of this offering.

This is a self underwritten offering. We will sell the shares in this offering through our sole officer and director. The sole officer and director engaged in the sale of the securities will receive no commission from the sale of the shares nor will the sole officer and director register as a broker-dealer. We have no intention of inviting broker-dealer participation in this offering. We will distribute the prospectus to business associates, friends and relatives of our sole officer and director.

| | |
|---|---|
| Securities being offered to new investors: | 250,000 shares minimum and up to 750,000 shares maximum of common stock |
| Securities being offered by selling shareholders: | 3,680,000 shares of common stock (These shares are being registered by us for resale on behalf of existing shareholders.) |
| Offering price: | $0.20 |
| Offering period: | The shares are being offered for a period not to exceed 180 days |
| Net proceeds to Tora: | Approximately $30,000 minimum and up to $130,000 maximum |
| Use of proceeds: | To fund initial operations and pay for offering expenses |
| Number of shares outstanding before the offering: | 5,680,000 |
| Number of shares outstanding after the offering: | 5,930,000 minimum to 6,430,000 |

# Summary Financial Information

The tables below represent our summary financial information. We have a working capital deficit of $564 as at March 31, 2004.

| | March 31, 2004 (Unaudited) $ | December 31, 2003 (Audited) $ |
|---|---|---|
| Cash | 296 | 6,525 |
| Total Assets | 36,996 | 45,175 |
| Total Liabilities | 3,260 | 4,000 |
| Total Liabilities and Stockholder's Deficit | 36,996 | 45,175 |

| Statement of Operations | Three Months Ended March 31, 2004 (Unaudited) | Inception on July 14, 2003 to December 31, 2003 (Audited) | Inception on July 14, 2003 to March 31, 2004 (Unaudited) |
|---|---|---|---|
| Sales | 2,968 | 0 | 2,968 |
| Net Loss for the Period | (11,189) | (13,950) | (25,139) |
| Net Loss Per Share | (0.00) | (0.01) | |

# Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following known material risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

**We are a new business with a limited operating history and nominal revenues as of March 31, 2004 and are not likely to succeed unless we can overcome the many obstacles we face. If we fail to overcome these obstacles you may loose your entire investment.**

We are a development-stage company with limited prior business operations and nominal revenues. We commenced our operations on July 14, 2003. We are presently engaged in the marketing of custom embroidery products and services via the Internet. Unless we are able to secure adequate funding, we may not be able to successfully continue development and market our products and services and our business will most likely fail. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, we have done the following:

- Completed organizational activities;
- Developed a business plan;
- Obtained interim funding;
- Engaged consultants for professional services and software development;
- Executed a service agreement with an embroidery supplier; and
- Developed an Internet website.

In order to establish ourselves as an custom embroidery products and services company, we are dependent upon continued funding and the successful development and marketing of our products and services. Failure to obtain funding for continued development and marketing would result in us having difficulty growing our revenue or achieving profitability. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a development stage company and our business may fail and you may loose your entire investment.

**We have a history of losses and an accumulated deficit and we expect future losses that may cause our stock value to decline and result in you losing a portion or all of your investment.**

Since our inception on July 14, 2003 to March 31, 2004, we incurred net losses of $25,139. We expect to lose more money as we spend additional capital to continue development and market our products and services, and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, any economic weakness may limit our ability to continue development and ultimately market our products and services. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

**We could become non-operational if we are unable to retain our sole director and president as well as financial and software development consultants.**

We have no formal employment agreements with our president and his departure would result in us being non-operational. We believe that our future success will depend on the abilities and continued service of our president and consultants involved in the continued development and marketing of our products and services. We are materially dependent on both our financial and software development consultants. If we are unable to retain the services of these consultants, or if we are unable to attract additional qualified employees and consultants, we may be unable to continue development and not be able to market our products and services, which will have a material adverse effect on our business.

**We may not be able to provide our products and services as we are currently dependent on a single embroidery supplier.**

We have a service agreement with an embroidery company called LA Embroidery Inc. This service agreement gives us the ability to sell custom embroidery products and services as we do not have our own equipment or trained staff to perform embroidery. The service agreement also provides us with wholesale pricing from LA Embroidery if we meet certain yearly order levels. We do not have an agreement with any other embroidery companies and loss of LA Embroidery as our embroidery supplier would leave us without the ability to provide our products and services. Loss of LA Embroidery as a supplier would materially effect our business.

**We may not be able to continue to grow our revenue and this may cause our stock value to decline.**

We launched our Internet website in April 2004 and earned nominal revenue during our beta testing phase in our first quarter ended March 31, 2004. In order to grow our revenues we will need to reach more customers. If we are unable to grow our customer base we will be unable to grow our revenue. Failure to grow our revenues could result in the decline of our stock value.

**We may not be able to achieve profitability and this may cause our stock value to decline.**

We have yet to achieve any level of profitability. If we are unable to get our revenue to exceed our costs we will continue to experience negative cash flow and net losses. If we are unable to reduce losses or become profitable and this could result in the decline of our stock value.

**We may not be able to compete effectively against our competitors and this may cause our stock value to decline.**

Our future success depends on our ability to compete effectively with other suppliers of custom embroidery products and services. We are a development stage company and launched our website at http://www.teamsportsembroidery.com in April 2004. We have nominal revenue from operations as of March 31, 2004. We may have difficulty competing with established custom embroidery companies on the Internet. Some of our potential competitors are well established and have larger customer bases and better name recognition. If we do not compete effectively with current and future competitors, our future growth and results of operations will be adversely affected. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

**Sale of your shares may be difficult or impossible as there is presently no demand or public market for our common stock.**

There is presently no demand or public market for our common stock. Though we intend to apply for a quotation on the Over the Counter Bulletin Board, we cannot guarantee that our application will be approved and our stock listed and quoted for sale. Our common stock has no prior market and resale of your shares may be difficult without considerable delay or impossible.

**We may not remain in business, our Auditor has expressed substantial doubt about our ability to continue as a "going concern". We will require additional capital and financing to continue.**

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 of our March 31, 2004 financial statements, we are in the development stage of operations, have had losses from operations since inception, nominal revenues and insufficient working capital available to meet ongoing financial obligations over the next fiscal year. Our Auditor has raised "substantial doubt regarding the Company's ability to continue as a going concern", or in other words remain in business. We will require additional capital and financing in order to continue. We have made no definitive arrangements for any additional capital or financing.

# Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

# Use of Proceeds

The following table indicates the use of proceeds based on the percentage of the financing that is successfully sold.

|  | Sale of 100%(max) | Sale of 66.67% | Sale of 33.33%(min) |
|---|---|---|---|
| Gross Proceeds | 150,000 | 100,000 | 50,000 |
| Number of Shares Sold | 750,000 | 500,000 | 250,000 |
|  |  |  |  |
| Less expenses of offering |  |  |  |
| Legal and Registration Fees | 7,000 | 7,000 | 7,000 |
| Accounting | 7,500 | 7,500 | 7,500 |
| Electronic Filing and Printing | 5,000 | 5,000 | 5,000 |
| Transfer Agent | 500 | 500 | 500 |
| Net Proceeds | 130,000 | 80,000 | 30,000 |
|  |  |  |  |
| Use of net proceeds |  |  |  |
| Computers and Peripherals | 20,000 | 10,000 | 0 |
| Consultants | 40,000 | 30,000 | 20,000 |
| Employees | 36,000 | 18,000 | 0 |
| Marketing | 20,000 | 10,000 | 5,000 |
| Internet Communications | 2,000 | 2,000 | 2,000 |
| Merchant Accounts | 1,000 | 1,000 | 1,000 |
| Working Capital | 11,000 | 9,000 | 2,000 |
|  | 130,000 | 80,000 | 30,000 |

## Analysis of Financing Scenarios

After deduction $20,000 for estimated offering expenses including legal and registration fees, accounting, electronic filing and printing and transfer agent, the net proceeds from this offering may be as much as $130,000, assuming all 750,000 shares are sold. There can be no assurance that any of these shares will be sold. We will use the proceeds to fund our development stage.

In all three scenarios we will pay for consultants, marketing, Internet communications and merchant account services as this is a minimum baseline for us to operate. We will hire consultants known to our president. We will hire consultants in the area of Internet software development and operations. To date consultants have been used to build and operate our website, and we will use consultants to continue to develop, operate and add features to our website. We are materially dependent on using software development consultants as our sole director and officer does not have the required software development experience.

Internet communications are available in Vancouver from a number of service providers including Telus and Shaw. Merchant account services are available through a number of banks and service providers including Paypal, TD Canada Trust, BMO and Royal Bank. Merchant account services are required so that we can clear credit card transactions on behalf of our customers. We will spend our marketing dollars on Google AdWords and possibly other Internet advertising providers.

Google AdWords is a way to purchase highly targeted cost-per-click (CPC) advertising. AdWords ads are displayed along with search results on Google, as well as on search and content sites in a growing ad network, including AOL, EarthLink, HowStuffWorks, & Blogger. With more than 200 million searches on Google each day, Google AdWords ads reach a large audience.

If we only sell 500,000 shares or greater we intend to reduce spending on computers and peripherals which will include a printer and networking router from $20,000 to $10,000. The reduced spending on computers will be because we will hire fewer employees. These computers and peripherals are available from a number of vendors including Dell, Gateway and HP.

If we only sell 500,000 common shares, our funds available for consultants will be reduced from $40,000 to $30,000 and the pace of development will proceed more slowly since we would hire fewer consultants. In addition, if we sell only 500,000 of our common shares we will reduce our marketing budget from $20,000 to $10,000 and will only spend $18,000 to facilitate the addition of 1 part time employee and would have only $9,000 in working capital with which to deal with unanticipated expenses and contingencies.

If we only sell 250,000 common shares, our funds available for consultants will be reduced from $40,000 to $20,000 and the pace of development will proceed much more slowly since we would likely hire only one or two consultants. We are materially dependent on hiring consultants to develop and operate our website. In addition, if we sell only 250,000 of our common shares we will reduce our marketing budget from $20,000 to $5,000 and will not hire employees and would have only $2,000 in working capital with which to deal with unanticipated expenses and contingencies.

# Determination of Offering Price

The offering price of this issue was determined using a number of factors. We considered the price of the most recent financing and the fact that we are now generating revenue and have an operational Internet website. Additionally, we estimated the cost of this offering plus the amount we need to operate our business for the next 12 months. We determined the offering price by assessing our capital requirements against the price we think investors are willing to pay for our common stock.

# Dilution

Prior to this offering Tora had 5,680,000 shares of stock issued and outstanding. The net tangible book value of Tora Technologies as at March 31, 2004 was $33,736 or $0.01 per share. Net tangible book value per share is determined by dividing our tangible book value (total stockholders' equity) by the number of outstanding shares of our common stock. The average price paid by the present shareholders is $0.004. The following tables illustrate the difference between the average price paid by present shareholders and the price to be paid by subscribers to this offering for 33.33%, 66.67% and 100% subscription rates.

| Analysis for 33.33% Subscription (The Minimum) | | | | | |
|---|---|---|---|---|---|
| Shareholder Type | Price Paid $ | Number of Shares Held | Amount of Consideration Paid | Percentage of Consideration | Percentage of Shares Held |
| Present Shareholders | $0.004 | 5,680,000 | $23,250 | 32% | 96% |
| Investors in this Offering | 0.20 | 250,000 | $50,000 | 68% | 4% |

| Analysis for 66.67% Subscription | | | | | |
|---|---|---|---|---|---|
| Shareholder Type | Price Paid $ | Number of Shares Held | Amount of Consideration Paid | Percentage of Consideration | Percentage of Shares Held |
| Present Shareholders | $0.004 | 5,680,000 | $23,250 | 19% | 92% |
| Investors in this Offering | 0.20 | 500,000 | $100,000 | 81% | 8% |

| Analysis for 100% Subscription (The Maximum) | | | | | |
|---|---|---|---|---|---|
| Shareholder Type | Price Paid $ | Number of Shares Held | Amount of Consideration Paid | Percentage of Consideration | Percentage of Shares Held |
| Present Shareholders | $0.004 | 5,680,000 | $23,250 | 13% | 88% |
| Investors in this Offering | 0.20 | 750,000 | $150,000 | 87% | 12% |

"Dilution" means the difference between our public offering price ($0.20 per share) and our proforma net tangible book value per share after giving effect to this offering. Net tangible book value per share is determined by dividing our tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding. The following table will show the net tangible book value of our shares both before and after the completion of this offering for 33.33%, 66.67% and 100% subscription rates.

| | 33.33% | 66.67% | 100% |
|---|---|---|---|
| Public offering price per share | 0.2000 | 0.2000 | 0.2000 |
| Net tangible book value per share before offering | 0.0072 | 0.0072 | 0.0072 |
| Proforma net tangible book value per share after offering | 0.0154 | 0.0228 | 0.0297 |
| Increase per share attributable to public investors | 0.0082 | 0.0156 | 0.0225 |
| **Dilution per share to public investors** | **0.1918** | **0.1844** | **0.1775** |

# Selling Shareholders

The selling shareholders are offering up to 3,680,000 shares of common stock through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

1. 3,500,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on October 20th, 2003; and

2. 180,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on November 20th, 2003.

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering; and
4. the percentage owned by each upon completion of the offering.

| Name of Selling Shareholder | Shares Owned Before the Offering | Total Number of Shares to be Offered for the Security Holder's Account | Total Shares Owned After the Offering is Complete | Percentage of Shares Owned After the Offering is Complete |
|---|---|---|---|---|
| Alan Ashton<br>1040-609 Granville St.<br>Vancouver, BC<br>Canada, V6C 1G5 | 250,000 | 250,000 | Nil | Nil |
| Rob Askew<br>628-A Smith Ave.<br>Coquitlam, BC<br>Canada, V3J 2W3 | 250,000 | 250,000 | Nil | Nil |
| Beatrice Biggar<br>2015 Fraserview Dr.<br>Vancouver, BC<br>Canada, V5P 2N2 | 10,000 | 10,000 | Nil | Nil |
| Rob Calbretti<br>1950 East 49th Ave.<br>Vancouver, BC<br>Canada, V5P 1T3 | 10,000 | 10,000 | Nil | Nil |
| Vito Campagna<br>961 Regane St.<br>Coquitlam, BC<br>Canada, V35 3B2 | 250,000 | 250,000 | Nil | Nil |
| Shawn Davidson<br>312-2990 Princess Cr.<br>Coquitlam, BC<br>Canada, V3B 7R3 | 250,000 | 250,000 | Nil | Nil |

| Name of Selling Shareholder | Shares Owned Before the Offering | Total Number of Shares to be Offered for the Security Holder's Account | Total Shares Owned After the Offering is Complete | Percentage of Shares Owned After the Offering is Complete |
|---|---|---|---|---|
| Bruce Eng<br>2457 McGill St.<br>Vancouver, BC<br>Canada, V5K 1G7 | 250,000 | 250,000 | Nil | Nil |
| Peter Hoyle<br>1240 Glenabby Dr.<br>Burnaby, BC<br>Canada, V5A 3Y4 | 250,000 | 250,000 | Nil | Nil |
| Margaret March<br>2015 Fraserview Dr.<br>Vancouver, BC<br>Canada, V5P 2N2 | 10,000 | 10,000 | Nil | Nil |
| Jim Mazzocchio<br>3434 Dundas St.<br>Vancouver, BC<br>Canada, V5K 1R8 | 10,000 | 10,000 | Nil | Nil |
| George Okanoto<br>1822 Pandora St.<br>Vancouver, BC<br>Canada, V5L 1M5 | 250,000 | 250,000 | Nil | Nil |
| Terrance Owen<br>635 Columbia St.<br>New Westminster, BC<br>Canada, V3M 1A7 | 10,000 | 10,000 | Nil | Nil |
| Bruno Papa<br>2640 E 5th Ave.<br>Vancouver, BC<br>Canada, V5M 1M9 | 250,000 | 250,000 | Nil | Nil |
| Donald Peterson<br>3795 Edinburgh St.<br>Burnaby, BC<br>Canada, V5C 1R4 | 10,000 | 10,000 | Nil | Nil |
| Antonio Pires<br>818 Renfrew St.<br>Vancouver, BC<br>Canada, V4K 4B6 | 250,000 | 250,000 | Nil | Nil |
| Joe Rocchetta<br>2790 East 24th Ave.<br>Vancouver, BC<br>Canada, V5R 1E4 | 10,000 | 10,000 | Nil | Nil |
| Anthony Rommel<br>6660 Cooney Rd.<br>Richmond, BC<br>Canada, V6Y 258 | 250,000 | 250,000 | Nil | Nil |
| Paul Sabina<br>288 West 8th Ave.<br>Vancouver, BC<br>Canada, V5Y 1N5 | 250,000 | 250,000 | Nil | Nil |

| Name of Selling Shareholder | Shares Owned Before the Offering | Total Number of Shares to be Offered for the Security Holder's Account | Total Shares Owned After the Offering is Complete | Percentage of Shares Owned After the Offering is Complete |
|---|---|---|---|---|
| Pierre St-Cyr<br>7661 Barrymore Dr.<br>Delta, BC<br>Canada V4C 4C8 | 250,000 | 250,000 | Nil | Nil |
| Bruce Strebinger<br>2502-501 Pacific Ave.<br>Vancouver, BC<br>Canada, V6Z 2X6 | 100,000 | 100,000 | Nil | Nil |
| Ivano Veschini<br>404 Sutherland Ave.<br>North Vancouver, BC<br>Canada, V7L 3Z2 | 250,000 | 250,000 | Nil | Nil |
| Spencer Webster<br>7438 Hawthorne Terrace<br>Burnaby, BC<br>Canada, V5E 4K6 | 10,000 | 10,000 | Nil | Nil |
| Cindy Wong<br>2431 E 12th Ave.<br>Vancouver, BC<br>Canada, V5M 2C1 | 250,000 | 250,000 | Nil | Nil |
| Total | 3,680,000 | 3,680,000 | | |

The named party beneficially owns and has sole voting and investment over all shares or rights to these shares. The percentages are based on 5,680,000 shares of common stock outstanding on the date of this prospectus.

Margaret March is the sister and Beatrice Biggar is the mother of Ralph Biggar, our president, treasurer and a director.

Antonio Pires is the owner of LA Embroidery Inc. which engaged in a Service Agreement with us on October 20th, 2003.

Otherwise, none of the selling shareholders:

1. has had a material relationship with us other than as a shareholder at any time within the past three years; or
2. has ever been one of our officers or directors; or
3. is a broker-dealer or is an affiliate of a broker-dealer.

If there are any changes in the selling shareholders this prospectus will be promptly amended via a post effective amendment.

# Plan of Distribution

This is a self-underwritten offering. This prospectus is part of a registration statement that permits our officers and directors, pursuant Rule 3a4-1 of the Securities Exchange Act of 1934, to sell directly to the public with no commission or other remuneration payable. The sole officer and director will mail this prospectus directly to his former and current clients, family, friends and business associates. He will not initiate oral dialog with any potential purchaser and will respond to inquiries of a potential purchaser in a communication initiated by the potential purchaser. He will also complete clerical work involved in effecting any transaction.

In general we will have 2 types of shares that will be available for distribution:

1. New shares related to our Initial Public Offering.
2. Non-affiliate shares owned by selling shareholders.

## New Shares Related to our Initial Public Offering

We will attempt to sell a maximum of 750,000 shares of our common stock to the public on a "self underwritten" basis. There can be no assurance that any of these shares will be sold. Our gross proceeds will be $150,000 if all the shares offered are sold. Neither we nor our sole officer and directors, nor any other person, will pay commissions or other fees, directly or indirectly, to any person or firm in connection with solicitation of the sales of the shares.

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 750,000 shares of our common stock at a price of $0.20 per share to be sold by our sole executive officer, Mr. Ralph Biggar. Mr. Biggar is not subject to statutory disqualification as defined in Section 3(a)(39) of the Securities Act of 1933 and we have been orally advised by our securities counsel Christopher J. Moran, Jr., that he is not an associated person of a broker or a dealer under section 3a4-1 of the Securities Exchange Act of 1934. Since this offering is conducted as a self-underwritten offering, there can be no assurance that any of the shares will be sold. If we fail to sell all the shares we are trying to sell, our ability to implement our business plan will be materially affected, and you may lose all or substantially all of your investment.

There is currently no market for any of our shares and little likelihood that a public market for such securities will develop after the closing of this offering or be sustained if developed. As such, investors may not be able to readily dispose of any shares purchased in this offering.

Our sole executive officer shall conduct the offering. Mr. Moran's opinion with respect to our stock is included as an exhibit to this registration statement.

Mr. Biggar will restrict his participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the contents of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

Mr. Biggar is fully aware of the provisions of Rule 3a4-1 under the Exchange Act and will conduct this offering in accordance with Rule 3a4-1, and will rely upon this rule. Should he conduct this offering in any way that violates Rule 3a4-1, both Mr. Biggar and we could be subjected to enforcement proceedings, fines and sanctions by the Securities and Exchange Commission and by the regulatory authorities of any state or province in which our securities are offered.

Mr. Biggar, as well as all current shareholders, may purchase securities in this offering upon the same terms and conditions as public investors.

No broker or dealer is participating in this offering. If, for some reason, our directors and shareholders were to determine that the participation of a broker or dealer is necessary, this offering will be promptly amended by a post effective amendment to disclose the details of this arrangement, including the fact that the broker or dealer is acting as an underwriter of this offering. This amendment would also detail the proposed compensation to be paid to any such broker or dealer. The post effective amendment would also extend an offer of rescission to any investors who subscribed to this offering before the broker or dealer was named. In addition to the foregoing requirements; we would be required to file any such amendment with the Corporate Finance Department of the National Association of Securities Dealers, Inc. and to obtain from them a "no objection" position from that organization on the fairness of the underwriting compensation. We would have to amend our filings at the state and provincial level.

The offering will remain open for a period 180 days from the date we are legally allowed to commence selling shares based on this prospectus, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts.

## Non-Affiliate Shares Owned by Selling Shareholders

The selling shareholders who currently own 3,680,000 shares of our common stock may sell some or all of their common stock in one or more transactions, including block transactions:

The selling shareholders will sell the shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock owned by the selling shareholders. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;
2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;
- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
- contains a toll-free telephone number for inquiries on disciplinary actions;
- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
- contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:

- with bid and offer quotations for the penny stock;
- details of the compensation of the broker-dealer and its salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules;the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore,stockholders may have difficulty selling those securities.

# Legal Proceedings

<mark>We have no</mark> legal proceedings that have been or are currently being undertaken for or against us nor are any contemplated.

# Directors, Executive Officers, Promoters and Control Persons

The sole director and executive officer currently serving the Company is as follows:

| Name | Age | Positions Held and Tenure |
|---|---|---|
| Ralph Biggar | 39 | Director, President and Secretary since July 14, 2003 |

The director named above will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers and any other person pursuant to which any director or officer was to be selected as a Director or Officer.

## Biographical information

Ralph Biggar was a stockbroker from 1990 to March 2000 for Georgia Pacific Securities in Vancouver, Canada. In June 2000, Mr. Biggar founded Canwood Capital Corp. which specializes in investing in start-up companies in the technology and resource sectors. Mr. Biggar is currently the president of Canwood Capital Corp. and expects to remain so for the foreseeable future. Canwood Capital Corp. has a small clientele of Canadian investors and private companies which Mr. Biggar brings together to carry out private placements. Mr. Biggar is involved in the business affairs of Canwood Capital Corp. for approximately 20 hours per week. Mr. Biggar intends to devote 25 hours per week towards the management of our business.

## Significant Employees and Consultants

We have no significant employees other than Ralph Biggar who is our president and director. For our company's accounting we utilize the consulting services of Lancaster & David, Chartered Accountants of Vancouver, Canada to assist in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States from our internal accounting data.

## Audit Committee Financial Expert

We do not have a financial expert serving on an audit committee. We utilize our consulting accountants Lancaster & David to assist in the preparation of our financial statements in accordance with generally accepted accounting principles ("GAAP") from our bank statements and invoices. We do not have an audit committee at this time because we have nominal revenue.

# Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of Tora Technologies Inc. Also included are the shares held by the sole director and officer.

| Title of Class | Name and Address of Beneficial Owner | Number of Shares Owned Beneficially | Percent of Class Owned Prior To This Offering |
|---|---|---|---|
| Common Stock | Ralph Biggar Director, President and Secretary 308-1880 Kent Street Vancouver, BC Canada V5P 2S7 | 2,000,000 | 35% |

| Title of Class | Security Ownership of Management | Number of Shares Owned Beneficially | Percent of Class Owned Prior To This Offering |
|---|---|---|---|
| Common Stock | Sole Director and Officer | 2,000,000 | 35% |

The percent of class is based on 5,680,000 of common stock issued and outstanding as of March 31, 2004.

The person listed is the sole director and officer of our company and have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

# Description of Securities

## Common Stock

The Articles of Incorporation of Tora Technologies Inc. authorize the issuance of 75,000,000 shares of common stock. Each holder of record of common stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets available to stockholders after distribution is made to the preferred shareholders, if any.

Holders of common stock have no preemptive, conversion or redemptive rights. If additional shares of our common stock are issued, the relative interests of then existing stockholders will be diluted.

Our counsel, Christopher J. Moran Jr. has reviewed our share issuances and is of the opinion that all issued shares are validly issued, fully paid and non-assessable pursuant to the corporate law of the State of Nevada. (Chapter 78A of the Nevada Revised Statues).

We are currently serving as our own transfer agent, and plan to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for its securities. Should our securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

We currently have 5,680,000 shares of our common stock outstanding of which 3,680,000 shares are owned by non-affiliate shareholders and 2,000,000 shares that are owned by our sole director and officer who is an affiliate.

## Non-Affiliate Owned Securities

Tora has issued 3,680,000 shares of our common stock to 23 non-affiliate non-US shareholders acquired from us in offerings that were exempt from registration under Regulation S of the Securities Act of 1933. These 3,680,000 shares are all being registered for resale by the the selling shareholders via this registration statement.

## Affiliate Owned Securities

Tora has issued 2,000,000 shares of our common stock to Mr. Ralph Biggar at a price of $0.001 per share for total consideration of $2,000 in September, 2003. Under the Securities Act of 1933, these shares can only be re-sold under the provisions of Rule 144. Mr. Ralph Biggar is an affiliate of Tora Technologies.

When a person acquires restricted securities or holds control securities, he or she must find an exemption from the SEC's registration requirements to sell them in the marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met.

Restricted securities are securities acquired in unregistered, private sales from the issuer or from an affiliate of the issuer. Investors typically receive restricted securities through private placement offerings, Regulation S offerings, employee stock benefit plans, as compensation for professional services, or in exchange for providing *"seed money"* or start-up capital to a company.

Under Rule 144 a shareholder, including an affiliate of Tora, may sell shares of common stock after at least one year has elapsed since such shares were acquired from Tora or an affiliate of Tora. Rule 144 further restricts the number of shares of common stock which may be sold within any three-month period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of Tora, and who has not been an affiliate of Tora for 90 days prior to the sale, and who has beneficially owned shares acquired from Tora or an affiliate of Tora for over two years may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

# Debt Securities

As of the date of this registration statement, Tora does not have any debt securities.

# Other Securities

As of the date of this registration statement, Tora does not have any other securities such as warrants or stock options.

# Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Christopher J. Moran Jr., our independent legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus have been audited by Manning Elliott, Chartered Accountants, of Vancouver, Canada to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

# Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

# Organization Within Last Five Years

We were incorporated in the State of Nevada, USA on July 14, 2003 and are based in Vancouver, B.C., Canada. On July 14, 2003 following the resignation of the initial incorporator, Ralph Biggar was officially appointed as our sole director, president and secretary. Our fiscal year end has been established to be December 31. On January 12, 2004 we appointed Mr. Darren Bell to the board of directors.

We are a development stage company. Our principal business is the marketing of custom embroidery products and services via the Internet. Our statutory registered agent's office is located at 212-1802 North Carson St., Carson City, Nevada, 89701 and our business office is located at 256-4438 West 10th Ave., Vancouver, BC, Canada, V6R 4R8. Our telephone number is 604 306-2525. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.

On September 5, 2003 we registered the Internet domain name TEAMSPORTSEMBRIODERY.COM. On October 20, 2003 we entered into a five-year service agreement with LA Embroidery Inc. ("LA") for the non-exclusive right to market LA's custom embroidery services via the Internet. The service agreement is provided as an exhibit to this prospectus. We will not seek a merger or acquisition within the next twelve months and we have a specific business plan to execute.

On September 24, 2003 Mr. Ralph Biggar our founder, sole director and officer invested $2,000 in us to acquire 2,000,000 shares of our common stock in an offering that was exempt from registration under Regulation S of the Securities Act of 1933. There have been no other transactions with promoters.

On April 1, 2004 we moved our office to 503-989 Richards Street, Vancouver, BC, Canada, V6B 6R6 and on April 19, 2004 Mr. Darren Bell resigned from the board of directors. Mr. Bell became engaged in another venture and did not have the time to provide the advisory services that he was to provide.

# Description of Business

## Business Development

We were incorporated in the State of Nevada, USA on July 14, 2003 and are based in Vancouver, B.C., Canada. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We will not seek a merger or acquisition within the next twelve months and we have a specific business plan to execute.

## Business of Issuer

We are a development stage company. Our principal business is the marketing of custom embroidery products and services via the Internet and our website is located at www.teamsportsembroidery.com. The current status of our business is that we have not publicly announced our website but we have commenced initial business through the website.

At our website we sell custom embroidery products and services. Using our website customers can order apparel such as golf shirts and baseball caps and have them custom embroidered with their own designs which they upload with their order. We are not the first company engaged in such a business. The custom embroidery marketplace is extremely competitive with approximately 65 websites offering custom embroidered products and services via the Internet. We do not know the sales amounts of any of these websites as this information is not publicly available. Custom embroidery companies compete on: price, quality, turn around time and variety of apparel. We see the best organized and most professionally presented competitors being:

a) Geordana Embroidery (www.geordana.ca)
b) Web Threads (www.webthreads.com)
c) Embroidery Factory (www.embroideryfactory.com)

We are a brand new entry into this marketplace and our strategy will be to have a website that is e-commerce enabled and will allow future customers to upload their custom artwork at order time. To our knowledge no other competitor offers combined order and artwork upload service.

The raw materials for our e-commerce software will come from Open Source Software. Specifically, we will use and adapt software from the osCommerce open source project which is located on the Internet at http://www.oscommerce.com. This software is available to us at no cost though we do need to pay a consulting company to customize it for us. Additionally, will use a hosting service that is compatible with the osCommerce software. It is our understanding that our development consultants will use Pair Networks on the Internet at http://www.pair.com/services/e-commerce/ to host our website.

The raw materials for our products come from our sole supplier, LA Embroidery Inc. ("LA") of Vancouver, BC, Canada. We are working closely with LA Embroidery under the terms of a service agreement which is presented as an exhibit to this prospectus. We have entered into a five-year service agreement with LA for the non-exclusive right to market LA's custom embroidery products and services via the Internet. The benefits of this agreement to us is that we are able to obtain wholesale pricing from LA and that LA will handle order fulfillment including shipping. We need to only collect orders and pass them onto LA for procesing. The non-exclusive right means that LA is not restricted to working with us for Internet sales which means they could work with other Internet embroidery vendors like us. We are committed to ordering a total of CDN$10,000 of LA's products and services by October 20, 2004. For the remaining four years we are committed to ordering a total of CDN$50,000 per year. If we do not meet this commitment LA may terminate the service agreement and we will be left without a wholesale supplier. None of our directors or officers are affiliated with LA Embroidery Inc., Antonio Pires the owner of LA owns 250,000 shares of our common stock which he earned as part of the service agreement with us.

LA Embroidery Inc. is located in Vancouver, BC, Canada and has an 1000 sq.ft shop and storefront. LA owns two computer controlled embroidery machines one with a single head and the other with six heads. LA has trained staff to manufacturer and ship custom embroidered products. We are required to email them the order and they will completely fulfill the order for us. This completely eliminates the need for us to maintain our own embroidery equipment and trained staff.

Our website is located on the Internet at http://www.teamsportsembroidery.com. We currently support payment by check or wire transfer. By August 2004 we expect to support transactions using Paypal. Paypal is a popular merchant account service that will simplify how we need to handle confidential information such as customer credit card numbers.

We intend to market the website using Google AdWords. Google AdWords is a way to purchase highly targeted cost-per-click (CPC) advertising. AdWords ads are displayed along with search results on Google, as well as on search and content sites in a growing ad network, including AOL, EarthLink, HowStuffWorks, & Blogger. With more than 200 million searches on Google each day, Google AdWords ads reach a vast audience.

We intend to target sport and business teams for our "TeamSports" brand. We intend to market to sports teams, business teams, clubs and other groups of people that would find our products and services useful. We have not performed any marketing studies to assess whether a potential market exists for our products and services or whether our market is sustainable given the potential costs to operate our business. We do not intend to conduct any marketing studies since we have already commenced operation of our website.

Our products will be distributed by LA Embroidery Inc. Our primary business is to take orders and execute the financial component of the transaction. From time to time our employees may have to handle product returns and also handle special orders via e-mail, fax or telephone.

We have no patents, trademarks, franchises, concessions or labor contracts.

We currently do not require approval of any government to offer our products and services. We do not expect that will be any governmental regulations on our business. We are voluntarily not accepting orders from the following countries: Afghanistan, Angola, Cuba, Democratic People's Republic of Korea [North Korea], Eritrea, Federal Republic of Yugoslavia [Serbia and Montenegro], Iran, Iraq, Liberia, Libya, Myanmar [Burma], Rwanda, Sierra Leone, Syria, and Sudan.

To date we have paid $11,150 to Spidex Technologies our software integrator for research and development efforts. This $11,150 has provided us with a functioning e-commerce website and hosting until November 2004. We are materially dependent on using of a software integrator such as Spidex to continue to develop and operate our website.

We expect no costs or effects of compliance of federal, state and local environmental laws on our business.

We have 1 employee, our president, Mr. Ralph Biggar who dedicates 25 hours per week to our business. We rely on two key consulting companies: Lancaster & David, Chartered Accountants; and Spidex Technologies for development and web operations. We have signed no formal agreements with Mr. Biggar, Lancaster & David or Spidex Technologies.

# Reports to Security Holders

We are not required to deliver an annual report to security holders. However, we intend to voluntarily send an annual report to security holders and this annual report will include audited financial statements.

This prospectus and exhibits will be contained in a Form SB-2 registration statement that will be filed with the Securities and Exchange Commission. We will become a reporting company after this prospectus has been declared effective by the Securities and Exchange Commission ("SEC"). As a reporting company we will file quarterly, annual, beneficial ownership and other reports with the SEC.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since we are an electronic filer, the easiest way to access our reports is through the SEC's Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

# Management's Discussion and Analysis

## Plan of Operation

As of March 31, 2004 we had a cash position of $296 and earned revenue of $2,968 in our first quarter. On April 25, 2004 our sole director loaned us $5,000 at no interest on an unsecured basis for us to meet our short term cash requirements. We will need to raise additional funds in the next twelve months. We will seek these additional funds via an initial public offering, private placements or loans from our sole director or current shareholders. No arrangements for additional funds have been completed. We anticipate a nominal amount of revenue will be earned during our second quarter as our website is now operational.

We plan to continue grow and enhance our website. We plan to add Paypal as a payment option during our second quarter as we currently can only accept checks. Additionally, we will collect customer feedback for review and will take steps to improve our website based on this feedback.

Our service agreement with LA Embroidery calls for us to order a minimum of CDN$10,000 by October 20, 2004. We project that our order volume to date will allow us to successfully reach this milestone. Further out we are required to order CDN$50,000 each year for 4 years. If we are able to attain these order milestones we are able to retain wholesale pricing rights with LA Embroidery.

Spidex Technologies will host our website and provide basic maintenance until November 30, 2004, this hosting and maintenance has been prepaid. We plan to move our web site to our own server in the third or fourth quarter using our own ADSL network connection.

If we are successful in selling at least 33.33% of our offering described in this prospectus we plan to engage computer consultants to maintain and enhance our website. Computer consultants with the required knowledge and skill are known by our sole director and officer. We are materially dependent on computer consultants as our sole director and officer does not have the required technical skills.

If we are successful in selling at least 66.67% of our offering described in this prospectus we plan to add 1 or 2 full-time or part-time employees depending on our transaction volume and customer support demands.

If we are successful in selling at least 66.67% of our offering described in this prospectus we plan to purchase $10,000 worth of computers, printer and networking equipment. If we are successful in selling at 100% of our offering described in this prospectus we plan to purchase $20,000 worth of computers, printer and networking equipment. These computers and peripherals are available through a number of vendors such as Dell, Gateway or HP.

Since inception to March 31, 2004 we have paid $8,600 in professional fees towards the expenses associated with the filing of this registration statement with $4,600 of these professional fees occurring in our quarter ended March 31, 2004.

## Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would effect our liquidity, capital resources, market risk support and credit risk support or other benefits.

# Description of Property

Our president provides office premises to us at no charge. The location of this office space is 503-989 Richards Street, Vancouver, BC, Canada, V6B 6R6. The cost of the donated premises is valued at $250 per month on our financial statements. We rent web space on the Internet at http://www.teamsportsembroidery.com via a hosting provider that is prepaid until November 30, 2004. We own the mentioned Internet domain name providing we pay the ongoing annual fees of about $25 per year. We have no mortgage or lien on any of our property.

Our office space is approximately 120 sq. ft. and contains a desk, chair, a computer, filing area and table space. All physical assets in our office are loaned to us by our sole president and director. Our property is adequate, suitable, has enough capacity to operate our business and is in good condition.

We own no real estate holdings and we have no policy to acquire assets for possible capital gain or income.

# Certain Relationships and Related Transactions

## Transactions with Officers and Directors

In September, 2003 Mr. Ralph Biggar, the president and a director of Tora purchased 2,000,000 shares of our common stock. The price paid was $0.001 per share for total proceeds of $2,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

In October 2003, both Margaret March and Beatrice Biggar the sister and mother of our president purchased 10,000 shares each of our common stock. The price paid was $0.10 per share for total proceeds of $2,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

# Market for Common Equity and Related Stockholder Matters

## Market Information

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

We have no common stock that is subject to outstanding warrants to purchase or securities that are convertible to our common stock.

We currently have 5,680,000 shares of our common stock outstanding of which 3,680,000 shares are owned by non-affiliate shareholders and 2,000,000 shares that are owned by our sole director and officer who is an affiliate. The 2,000,000 shares that are owned by our sole director and officer can be sold pursuant to Rule 144 on September 24, 2004. We are registering the 3,680,000 shares already own by non-affiliate selling shareholders for resale through this registration statement. Additionally, up to 750,000 shares are being offered through this prospectus and will also be registered for resale.

## Holders of Our Common Stock

As of March 31, 2004 we have 24 holders of our common stock.

## Dividends

We have declared no dividends since our inception on July 14, 2003.

## Equity Compensation Plans

We have no equity compensation program including no stock option plan.

# Executive Compensation

## Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our sole executive officer for all services rendered in all capacities to us for the fiscal periods indicated.

| Name and principal position | Fiscal Year | Annual compensation | | | Long-term compensation | | | All other compen- sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other annual compensation ($) | Restricted stock award(s) ($) | Securities under- lying options/ SARs (#) | LTIP payouts ($) | |
| Ralph Biggar President Director | 2003 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2004 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |

We have no standard arrangements such as an active employment or consulting contract in regarding to compensating Mr. Biggar for his services to us. We provide no pension plan for Mr. Biggar. Mr Biggar will not be reimbursed for past services. If we sell all 100% of this offering we plan the compensate Mr Biggar $1,000 per month or $12,000 annually for his services.

We have no policy to compensate our sole director for director services such as committee participation or special assignments. We have no other arrangements with our sole director.

## Stock Option Grants

We did not grant any stock options to the our executive officer and directors during our most recent fiscal quarter ended March 31, 2004 or since inception.

# Financial Statements

Tora Technologies Inc.
(A Development Stage Company)
March 31, 2004

*Index*

Tora Technologies Inc.
(A Development Stage Company)
Balance Sheet
(expressed in U.S. dollars)
(unaudited)

|  | March 31, 2004 $ (unaudited) | December 31, 2003 $ (audited) |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash | 296 | 6,525 |
| Prepaid Expenses | 2,400 | 2,850 |
| Total Current Assets | 2,696 | 9,375 |
| Service Rights (Note 5) | 27,500 | 29,000 |
| Website Development Costs (Note 2(k)) | 6,800 | 6,800 |
| Total Assets | 36,996 | 45,175 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Accounts Payable | 260 | – |
| Accrued Liabilities | 3,000 | 4,000 |
| Total Liabilities | 3,260 | 4,000 |
| Commitments and Contingencies (Notes 1 and 5) | | |
| **Stockholders' Equity** | | |
| Common Stock, 75,000,000 common shares authorized with a par value of $0.001, 5,680,000 common shares issued and outstanding | 5,680 | 5,680 |
| Additional Paid In Capital | 42,570 | 42,570 |
| Donated Capital (Note 3) | 10,625 | 6,875 |
| Deficit Accumulated During the Development Stage | (25,139) | (13,950) |
| Total Stockholders' Equity | 33,736 | 41,175 |
| Total Liabilities and Stockholders' Equity | 36,996 | 45,175 |

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Operations
(expressed in U.S. dollars)
(unaudited)

| | Three Months Ended March 31, 2004 $ | From July 14, 2003 (Date of Inception) to December 31, 2003 $ | Accumulated From July 14, 2003 (Date of Inception) to March 31, 2004 $ |
|---|---|---|---|
| Sales | 2,968 | – | 2,968 |
| Cost of goods sold | 2,821 | – | 2,821 |
| Gross Profit | 147 | – | 147 |
| Expenses | | | |
| Amortization | 1,500 | 1,000 | 2,500 |
| Bank charges | 268 | 75 | 343 |
| Donated rent  (Note 3) | 750 | 1,375 | 2,125 |
| Donated services  (Note 3) | 3,000 | 5,500 | 8,500 |
| Foreign exchange | 26 | – | 26 |
| Organizational | 742 | 500 | 1,242 |
| Professional fees | 4,600 | 4,000 | 8,600 |
| Website (Note 2(m)) | 450 | 1,500 | 1,950 |
| Total selling and administrative expenses | 11,336 | 13,950 | 25,286 |
| Net Loss for the Period | (11,189) | (13,950) | (25,139) |
| Net Loss Per Share | (0.00) | (0.01) | |
| Weighted Average Shares Outstanding | 5,680,000 | 2,777,000 | |

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Cash Flows
(expressed in U.S. dollars)
(unaudited)

| | Three Months Ended March 31, 2004 $ | From July 14, 2003 (Date of Inception) to December 31, 2003 $ |
|---|---|---|
| Cash Flows to Operating Activities | | |
| Net loss for the period | (11,189) | (13,950) |
| Adjustments to reconcile net loss to cash | | |
| Amortization | 1,500 | 1,000 |
| Donated services and rent | 3,750 | 6,875 |
| Change in operating assets and liabilities | | |
| Decrease (increase) in prepaid expenses | 450 | (2,850) |
| Increase in accounts payable | 260 | – |
| (Decrease) increase in accrued liabilities | (1,000) | 4,000 |
| Net Cash Used in Operating Activities | (6,229) | (4,925) |
| | | |
| Cash Flows from Investing Activities | | |
| Purchase of service rights | – | (5,000) |
| Website development costs | – | (6,800) |
| Net Cash Used in Investing Activities | – | (11,800) |
| Cash Flows from Financing Activities | | |
| Issuance of common stock for cash | – | 23,250 |
| Net Cash Provided by Financing Activities | – | 23,250 |
| | | |
| (Decrease) increase in cash | (6,229) | 6,525 |
| Cash – beginning of period | 6,525 | – |
| Cash – end of period | 296 | 6,525 |
| | | |
| Non-Cash Financing Activities | | |
| Common stock issued for service agreement | – | 25,000 |
| | | |
| Supplemental Disclosures | | |
| Interest paid | – | – |
| Income tax paid | – | – |

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
March 31, 2004
(expressed in U.S. dollars)

1.  Development Stage Company

    Tora Technologies Inc. (the "Company") was incorporated in the State of Nevada, U.S.A. on July 14, 2003 and is based in Vancouver, B.C., Canada. The Company's principal business is the marketing of custom embroidery products and services through the Internet.

    On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA") for the non-exclusive right to market LA's custom embroidery services via the Internet. The Company is committed to ordering a total of CDN$210,000 of LA's products and services over the next five years. Refer to Note 5.

    The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products and services. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products and services at a profit. As at March 31, 2004, the Company has a working deficit of $564 and has accumulated losses of $25,139 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

    The Company filed an SB-2 Registration Statement with the United States Securities and Exchange Commission on March 5, 2004 and further amendments are required prior to it being declared effective.

    The Company is proposing to offer by way of an amended SB-2 Registration Statement, a minimum of 250,000 shares and a maximum of 750,000 shares of common stock at a price of $0.20 per share. Net proceeds to the Company will be approximately $30,000 (minimum) to $130,000 (maximum) after estimated issue costs of $20,000. If the minimum offering is not reached, the funds will be refunded with no interest paid. The offering will be open for a period of 180 days from the effective date. The amended SB-2 will also register up to 3,680,000 shares of common stock for resale by existing shareholders of the Company. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2.  Summary of Significant Accounting Policies

    (a) Basis of Presentation

        The Company has not produced significant revenues from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard ("SFAS") No. 7.

    (b) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

    (c) Year End

        The Company's fiscal year end is December 31.

    (d) Cash and Cash Equivalents

        The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
March 31, 2004
(expressed in U.S. dollars)

2.  Summary of Significant Accounting Policies (continued)

    (e)  Foreign Currency Translation

    The Company's functional and reporting currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

    (f)  Stock-Based Compensation

    The Company has adopted SFAS No. 123 "Accounting for Stock Based Compensation" which requires that stock awards granted to employees and non-employees are recognized as compensation expense based on the fair market value of the goods or services received whichever is more reliably measurable. The Company does not have a stock option plan and has not issued stock options since its inception.

    (g)  Basic and Diluted Net Income (Loss) Per Share

    The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

    (h)  Financial Instruments

    Financial instruments which include cash, prepaid expenses and accrued liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    (i)  Comprehensive Loss

    SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As of March 31, 2004 and December 31, 2003 the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

    (j)  Interim Financial Statements

    These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
March 31, 2004
(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(k) Recent Accounting Pronouncements

In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

(l) Revenue Recognition

The Company recognizes revenue from the sale of embroidery products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

(m) Website Development Costs

The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and the Emerging Issues Task Force (EITF) No. 00-2, "Accounting for Website Development Costs".

Costs associated with the website will consist primarily of software purchased and customized for internal use. These costs are capitalized and will be amortized based on their estimated useful life of three years upon the web site becoming operational. Costs incurred to update graphics and enter initial product data are expensed as incurred.

|  | Cost $ | Accumulated Amortization $ | March 31, 2004 Net Carrying Value $ | December 31, 2003 Net Carrying Value $ |
|---|---|---|---|---|
| Website domain name | 300 | – | 300 | 300 |
| Website development costs | 6,500 | – | 6,500 | 6,500 |
|  | 6,800 | – | 6,800 | 6,800 |

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
March 31, 2004
(expressed in U.S. dollars)

3.  Related Party Balances/Transactions

The President of the Company provides management services and office premises to the Company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $3,000 and $750, respectively, were charged for the three month period ended March 31, 2004.

4.  Common shares

a)  During September, 2003, the Company issued 2,250,000 shares of common stock at a price of $0.001 per share for cash proceeds of $2,250.

b)  During October, 2003, the Company issued 3,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $3,000

c)  During October, 2003, the Company issued 110,000 shares of common stock at a price of $0.10 per share for cash proceeds of $11,000.

d)  On October 20, 2003, the Company issued 250,000 shares of its common stock at $0.10 per share under a service agreement entered into with LA Embroidery. Shares issued for non-cash consideration were valued based on the fair market value of the common stock on the measurement date for the transaction.

e)  During November, 2003, the Company issued 70,000 shares of common stock at a price of $0.10 per share for cash proceeds of $7,000.

5.  Service Rights

On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA"), a company based in Vancouver, Canada, for the non-exclusive rights to market LA's custom embroidery services via the Internet. The Company paid $5,000 and issued 250,000 shares of common stock at a price of $0.10 per share. Under this agreement, the Company is committed to ordering a minimum of CDN$10,000 of LA's products and services for the first year, and CDN$50,000 for each of the next four years.  The costs of acquiring the rights are being amortized on a straight-line basis over the term of the agreement.

|  | Cost $ | Accumulated Amortization $ | March 31, 2004 Net Carrying Value $ | December 31, 2003 Net Carrying Value $ |
| --- | --- | --- | --- | --- |
| Service Rights | 30,000 | 2,500 | 27,500 | 29,000 |

Tora Technologies Inc.
(A Development Stage Company)
December 31, 2003

*Index*



# MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

# Independent Auditors' Report

To the Board of Directors and Stockholders of
Tora Technologies, Inc.

We have audited the accompanying balance sheet of Tora Technologies, Inc. (A Development Stage Company) as of December 31, 2003 and the related statement of operations, cash flows and stockholders' equity accumulated for the period from July 14, 2003 (Date of Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Tora Technologies, Inc. (A Development Stage Company), as of December 31, 2003, and the results of its operations and its cash flows accumulated for the period from July 14, 2003 (Date of Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenue or profitable operations since inception and will need equity financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CHARTERED ACCOUNTANTS

*Vancouver, Canada*

February 4, 2004

Tora Technologies Inc.
(A Development Stage Company)
Balance Sheet
(expressed in U.S. dollars)

|  | December 31, 2003 $ |
|---|---|
| **Assets** | |
| **Current Assets** | |
| Cash | 6,525 |
| Prepaid Expenses | 2,850 |
| Total Current Assets | 9,375 |
| Service Rights (Note 5) | 29,000 |
| Website Development Costs (Note 2(k)) | 6,800 |
| Total Assets | 45,175 |
| | |
| **Liabilities and Stockholders' Equity** | |
| **Current Liabilities** | |
| Accrued Liabilities | 4,000 |
| Total Liabilities | 4,000 |
| Commitments and Contingencies  (Notes 1 and 5) | |
| **Stockholders' Equity** | |
| Common Stock, 75,000,000 common shares authorized with a par value of $0.001, 5,680,000 common shares issued and outstanding | 5,680 |
| Additional Paid In Capital | 42,570 |
| Donated Capital  (Note 3) | 6,875 |
| Deficit Accumulated During the Development Stage | (13,950) |
| Total Stockholders' Equity | 41,175 |
| Total Liabilities and Stockholders' Equity | 45,175 |

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Operations
(expressed in U.S. dollars)

| | From July 14, 2003 (Date of Inception) to December 31, 2003 $ |
|---|---|
| Revenue | – |
| Expenses | |
| Accounting and audit | 4,000 |
| Amortization | 1,000 |
| Bank charges | 75 |
| Donated rent  (Note 3) | 1,375 |
| Donated services  (Note 3) | 5,500 |
| Organizational | 500 |
| Web site (Note 2(k)) | 1,500 |
| | 13,950 |
| Net Loss for the Period | (13,950) |
| Net Loss Per Share | (0.01) |
| Weighted Average Shares Outstanding | 2,777,000 |

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Cash Flows
(expressed in U.S. dollars)

|  | From July 14, 2003 (Date of Inception) to December 31, 2003 $ |
|---|---|
| Cash Flows to Operating Activities | |
| Net loss for the period | (13,950) |
| Adjustments to reconcile net loss to cash | |
| Amortization | 1,000 |
| Donated services and rent | 6,875 |
| Change in operating assets and liabilities | |
| (Increase) in prepaid expenses | (2,850) |
| Increase in accrued liabilities | 4,000 |
| Net Cash Used in Operating Activities | (4,925) |
| | |
| Cash Flows from Investing Activities | |
| Purchase of service rights | (5,000) |
| Website development costs | (6,800) |
| Net Cash Used in Investing Activities | (11,800) |
| Cash Flows from Financing Activities | |
| Issuance of common stock for cash | 23,250 |
| Net Cash Provided by Financing Activities | 23,250 |
| | |
| Increase in cash | 6,525 |
| Cash – beginning of period | – |
| Cash – end of period | 6,525 |
| | |
| Non-Cash Financing Activities | |
| Common stock issued for service agreement | 25,000 |
| | |
| Supplemental Disclosures | |
| Interest paid | – |
| Income tax paid | – |

F–47

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

| | Shares # | Amount $ | Additional Paid In Capital $ | Donated Capital $ | Deficit Accumulated During the Development Stage $ | Total $ |
|---|---|---|---|---|---|---|
| Balance – July 14, 2003 (Date of Inception) | – | – | – | – | – | – |
| Shares issued for cash at $0.001 per share | 5,250,000 | 5,250 | – | – | – | 5,250 |
| Shares issued for cash at $0.10 per share | 180,000 | 180 | 17,820 | – | – | 18,000 |
| Shares issued for acquisition of service rights at $0.10 per share | 250,000 | 250 | 24,750 | – | – | 25,000 |
| Donated services and rent   (Note 3) | – | – | – | 6,875 | – | 6,875 |
| Net loss for the period | – | – | – | – | (13,950) | (13,950) |
| Balance – December 31, 2003 | 5,680,000 | 5,680 | 42,570 | 6,875 | (13,950) | 41,175 |

(The accompanying notes are an integral part of the financial statements)

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

1. Development Stage Company

Tora Technologies Inc. (the "Company") was incorporated in the State of Nevada, U.S.A. on July 14, 2003 and is based in Vancouver, B.C., Canada. The Company's principal business is the marketing of custom embroidery products and services through the internet.

On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA") for the non-exclusive right to market LA's custom embroidery services via the Internet. The Company is committed to ordering a total of CDN$210,000 of LA's products and services over the next five years. Refer to Note 4.

The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products and services. Planned principal activities have not yet begun. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products and services at a profit. As at December 31, 2003, the Company has working capital of $5,375, and has accumulated losses of $13,950 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company is planning to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register 1,000,000 shares of common stock for resale by existing shareholders of the Company at a price of $0.20 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company has not produced any revenues from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard ("SFAS") No. 7.

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

(b) Year End

The Company's fiscal year end is December 31.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d) Foreign Currency Translation

The Company's functional and reporting currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

2.  Summary of Significant Accounting Policies (continued)

(e)  Stock-Based Compensation

The Company has adopted SFAS No. 123 "Accounting for Stock Based Compensation" which requires that stock awards granted to employees and non-employees are recognized as compensation expense based on the fair market value of the goods or services received whichever is more reliably measurable. The Company does not have a stock option plan and has not issued stock options since its inception.

(f)  Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

(g)  Financial Instruments

Financial instruments which include cash, prepaids and accrued liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

(h)  Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As of December 31, 2003 the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(i)  Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

2.  Summary of Significant Accounting Policies (continued)

    (j)  Website Development Costs

    The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and the Emerging Issues Task Force (EITF) No. 00-2, "Accounting for Website Development Costs".

    Costs associated with the website will consist primarily of software purchased and customized for internal use. These costs are capitalized and will be amortized based on their estimated useful life of three years upon the web site becoming operational. Costs incurred to update graphics and enter initial product data are expensed as incurred.

|  | Cost $ | Accumulated Amortization $ | December 31, 2003 Net Carrying Value $ |
| --- | --- | --- | --- |
| Website domain name | 300 | – | 300 |
| Website development costs | 6,500 | – | 6,500 |
|  | 6,800 | – | 6,800 |

3.  Related Party Balances/Transactions

    The President of the Company provides management services and office premises to the Company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $5,500 and $1,375, respectively, were charged for the period from July 14, 2003 to December 31, 2003.

4.  Common shares

    a)  During September, 2003, the Company issued 2,250,000 shares of common stock at a price of $0.001 per share for cash proceeds of $2,250.

    b)  During October, 2003, the Company issued 3,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $3,000

    c)  During October, 2003, the Company issued 110,000 shares of common stock at a price of $0.10 per share for cash proceeds of $11,000.

    d)  On October 20, 2003, the Company issued 250,000 shares of its common stock at $0.10 per share under a service agreement entered into with LA Embroidery. Shares issued for non-cash consideration were valued based on the fair market value of the common stock on the measurement date for the transaction.

    e)  During November, 2003, the Company issued 70,000 shares of common stock at a price of $0.10 per share for cash proceeds of $7,000.

Tora Technologies Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period From July 14, 2003 (Date of Inception) to December 31, 2003
(expressed in U.S. dollars)

5. Service Rights

On October 20, 2003, the Company entered into a five-year service agreement with LA Embroidery Inc. ("LA"), a company based in Vancouver, Canada, for the non-exclusive rights to market LA's custom embroidery services via the Internet. The Company paid $5,000 and issued 250,000 shares of common stock at a price of $0.10 per share. Under this agreement, the Company is committed to ordering a minimum of CDN$10,000 of LA's products and services for the first year, and CDN$50,000 for each of the next four years. The costs of acquiring the rights are being amortized on a straight-line basis over the term of the agreement.

|  | Cost $ | Accumulated Amortization $ | December 31, 2003 Net Carrying Value $ |
|---|---|---|---|
| Service Rights | 30,000 | 1,000 | 29,000 |

6. Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred net operating losses of $7,075, which expire starting in 2023. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at December 31, 2003, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

|  | 2003 $ |
|---|---|
| Net Operating Loss | 7,075 |
| Statutory Tax Rate | 34% |
| Effective Tax Rate | – |
| Deferred Tax Asset | 2,406 |
| Valuation Allowance | (2,406) |
| Net Deferred Tax Asset | – |

# Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on July 14, 2003, there were no disagreements with our accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within our two most recent fiscal years and the subsequent interim periods.

# Dealer Prospectus Delivery Obligation

Until (insert date), 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

# Part II - Information Not Required In Prospectus

# Indemnification of Directors and Officers

As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

## Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

## Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

# Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

| | |
|---|---:|
| Legal and Registration Fees | $7,000 |
| Accounting | $7,500 |
| Electronic Filing and Printing | $5,000 |
| Transfer Agent | $500 |
| **Total** | **$20,000** |

None of the above expenses of issuance and distribution will be borne by the selling shareholders.

# Recent Sales of Unregistered Securities

As of December 31, 2003 we have sold 5,680,000 of unregistered securities. All of these shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to Canadian residents. The exemption from registration for all unregistered securities sold is from Reg. § 230.902(h) where an offer or sale of securities was made in an "offshore transaction" since the offer is not made to a person in the United States; and at the time the order was originated, the buyer was outside the United States.

The shares include the following:

1. During September, 2003, we sold 2,250,000 shares of our common stock to our president and to 1 non-affiliate Canadian resident for proceeds of $2,250; and

2. During October, 2003, we sold 3,000,000 shares of our common stock to 13 non-affiliate Canadian residents for proceeds of $3,000; and

3. During October, 2003, we sold 110,000 shares of common stock to 2 non-affiliate Canadian residents for proceeds of $11,000; and

4. On October 20, 2003 we issued 250,000 shares of our common stock to 1 non-affiliate Canadian resident valued at $0.10 per share under a service agreement entered into with LA Embroidery. The shares issued for non-cash consideration were valued based on the fair market value of the common stock on the measurement date for the transaction; and

5. During November, 2003, we sold 70,000 shares of our common stock to 7 non-affiliate Canadian residents for proceeds of $7,000.

With respect to each of the above offerings completed pursuant to Regulation S of the Securities Act, each purchaser represented to us that he or she was a non-U.S. person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented his or her intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends will be affixed to the stock certificates issued to each purchaser in accordance with Regulation S.

Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

# Exhibits

| Exhibit Number | Description |
| --- | --- |
| 3.1 | Articles of Incorporation* |
| 3.2 | By-Laws* |
| 4.1 | Instrument Defining the Rights of Security Holders* |
| 5.1 | Opinion and consent of Lawyer Christopher J. Moran |
| 10.1 | Service Agreement with LA Embroidery Inc.* |
| 23.1 | Consent of Independent Auditor |

* Incorporated by reference from initial filing on March 5, 2004.

# Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

   a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b) Reflect in our prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Not withstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) 230.424(b) of this chapter if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   c) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under that Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue. In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on May 5, 2004.

Tora Technologies Inc.

By:

Ralph Biggar
Sole Director, President, Principal Financial Officer and Principal Accounting Officer